APPENDIX A:
INVESTMENT RISKS

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Port International Coffee Inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Port International Coffee Inc's core business or the inability to compete successfully against the with other competitors could negatively affect Port International Coffee Inc's financial performance.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

LIMITED OPERATING HISTORY

Port International Coffee Inc is a newly established entity and has no history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Port International Coffee Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

Port International Coffee Inc is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Port International Coffee Inc is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Port International Coffee Inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Port International Coffee Inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Port International Coffee Inc to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

YOU DO HAVE A DOWNSIDE

Conversely, if Port International Coffee Inc fails to generate enough revenue, you could lose some or all of your money.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Port International Coffee Inc or management), which is responsible for monitoring Port International Coffee Inc's compliance with the law. Port International Coffee Inc will not be required to implement these and other investor protections.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PORT INTERNATIONAL COFFEE INC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Port International Coffee Inc's financial performance or ability to continue to operate. In the event Port International Coffee Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Port International Coffee Inc's management or vote on and/or influence any managerial decisions regarding Port International Coffee Inc. Furthermore, if the founders or other key personnel of Port International Coffee Inc were to leave Port International Coffee Inc or become unable to work, Port International Coffee Inc (and your investment) could suffer substantially.

LIMITED SERVICES

Port Coffee International Inc operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon

assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Port Coffee International Inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Port Coffee International Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PORT COFFEE INTERNATIONAL INC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Port Coffee International Inc's financial performance or ability to continue to operate. In the event Port Coffee International Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Port Coffee International Inc nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Port Coffee International Inc will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Port Coffee International Inc is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Port Coffee International Inc will carry some insurance, Port Coffee International Inc may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Port Coffee International Inc could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax

laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Port Coffee International Inc's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Port Coffee International Inc's management will coincide: you both want Port Coffee International Inc to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Port Coffee International Inc to act conservative to make sure they are best equipped to repay the Note obligations, while Port Coffee International Inc might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Port Coffee International Inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Port Coffee International Inc is significantly more successful than your initial expectations.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Port Coffee International Inc, and the revenue of Port Coffee International Inc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.